Exhibit 99.15

From: Conseil de surveillance FCPE Eurotunnel

To: Groupe Eurotunnel SA

19, boulevard Malesherbes

75008 Paris

Coquelles, 2nd April 2007

Dear Sirs,

Offer for Units of Eurotunnel Plc/Eurotunnel SA (the Company)

We refer to the offer proposed to be launched by Groupe Eurotunnel SA (GET SA) on or about 19 March 2007 to acquire all of the issued share capital of the Company (the Offer).

We, conseil de surveillance du fonds commun de placement Eurotunnel, are the legal and beneficial owner of 2 537 510 Units of Eurotunnel SA / Plc (the Units) and have full power and authority to accept the Units to the Offer.

We hereby confirm that it is our current intention to accept the Offer in respect of all of our Units.

If we sell or otherwise dispose of any of the Units, or cease to have full power and authority to accept the Units to the Offer, or if we in any way change our intention as referred to above, we shall immediately notify you and the Panel on Takeovers and Mergers (telephone: +44 207 382 9026; fax: +44 207 236 7005) of the position.

We also consent to this letter being disclosed to the Panel on Takeovers and Mergers and/or made available for inspection as required by Rule 26 of the City Code on Takeovers and Mergers, and to this letter, details of our holding of Units and our identity being referred to in any announcement made by or on behalf of, or document issued by, GET SA in connection with the Offer or any revision thereto.

Yours faithfully

/s/ Bernard Thomas
Bernard Thomas